SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Stonegate Mortgage Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86181Q300

(CUSIP Number)

Andrew D. Hudders, Esq.

Golenbock Eiseman Assor Bell & Peskoe LLP,

437 Madison Avenue, New York, New York 10022

(212-907-7300)

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 10, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 86181Q300

1)	NAME OF REPORTING PERSON Long Ridge Equity Partners LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC Use Only
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 95,890[1]
	8)	SHARED VOTING POWER 7,307,402[2]
	9)	SOLE DISPOSITIVE POWER 95,890[1]
	10)	SHARED DISPOSITIVE POWER 7,307,402[2]
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,403,292
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.7%
14)	TYPE OF REPORTING PERSON CO

1.

Includes 3,906 shares of Common Stock underlying common stock purchase warrants held by Long Ridge Equity Partners, LLC, which are currently exercisable.

2.

Includes (A) 6,930,757 shares of Common Stock held of record by Stonegate Investors Holdings, LLC (“SIH”); (B) 238,715 shares of Common Stock underlying common stock purchase warrants held by SIH which are currently exercisable; (C) 104,691 shares of Common Stock held of record by Long Ridge Equity Partners I, LP; and (D) 33,239 shares of common stock held of record by Long Ridge Offshore Subsidiary Holdings, LLC.

CUSIP NO.: 86181Q300

1)	NAME OF REPORTING PERSON Stonegate Investors Holdings, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC Use Only
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
	8)	SHARED VOTING POWER 7,169,472
	9)	SOLE DISPOSITIVE POWER
	10)	SHARED DISPOSITIVE POWER 7,169,472
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,169,472
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%
14)	TYPE OF REPORTING PERSON CO

CUSIP NO.: 86181Q300

1)	NAME OF REPORTING PERSON Long Ridge Equity Partners I, LP
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC Use Only
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
	8)	SHARED VOTING POWER 104,691
	9)	SOLE DISPOSITIVE POWER
	10)	SHARED DISPOSITIVE POWER 104,691
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,691
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14)	TYPE OF REPORTING PERSON CO

CUSIP NO.: 86181Q300

1)	NAME OF REPORTING PERSON Long Ridge Offshore Subsidiary Holdings, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC Use Only
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER
	8)	SHARED VOTING POWER 33,239
	9)	SOLE DISPOSITIVE POWER
	10)	SHARED DISPOSITIVE POWER 33,239
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,239
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14)	TYPE OF REPORTING PERSON CO

Item 1.

Security and Issuer

The class of equity securities to which this Statement of Schedule 13D (this “Schedule 13D”) relates is the common stock (the “Common Stock”) of Stonegate Mortgage Corporation, an Ohio corporation (the “Issuer”).  The principal executive office of the Issuer is 9190 Priority Way West Drive, Suite 300, Indianapolis, IN 46240.

Item 2.

Identity and Background.

(a)

This Schedule 13D is being filed by the following reporting persons: (i) Long Ridge Equity Partners, LLC, (ii) Stonegate Investors Holdings, LLC (“SIH”), (iii) Long Ridge Equity Partners I, LP, and (iv) Long Ridge Offshore Subsidiary Holdings LLC, (collectively the “Reporting Persons).

(b)

The Reporting Persons’ business address is c/o Long Ridge Equity Partners, LLC, 1120 Avenue of the Americas, Suite 1807, New York City, New York 10036.

(c)

Each of the Reporting Persons is an entity for the purpose of making an equity investment in the Issuer.

(d)

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)

Each of (i) Long Ridge Equity Partners, LLC, (ii) Stonegate Investors Holdings, LLC, (iii) Long Ridge Equity Partners I, LP, and (iv) Long Ridge Offshore Subsidiary Holdings, LLC is formed under the laws of the State of Delaware.

Item 3.

Source and Amount of Funds and Other Consideration.

The securities were acquired by the Reporting Persons through the use of working capital, which funds were raised for the purpose of investing in the Issuer.

Item 4.

Purpose of Transaction

The securities were acquired for investment purposes. The Reporting Persons, through Long Ridge Equity Partners, LLC, the managing member or partner thereof, intend to review their investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Issuer.  The Reporting Persons, as decided by Long Ridge Equity Partners, LLC, may from time to time take such actions with respect to the investment in the Issuer as deemed appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of its shares of Common Stock (or other securities of the Issuer); (ii) changing their current intentions with respect to any or all matters referred to in this Item 4 and the agreements described herein; and/or (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Issuer, where permitted under the current lock up agreements applicable to the shares of common stock held by certain of the Reporting Persons. Any acquisition or disposition of the Issuer’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, pre-emptive rights, and direct acquisitions from or dispositions to the Issuer.

At the date of this Schedule 13D, except as set elsewhere in this Schedule 13D, including exercise of the rights under the various agreements described in Item 6, the Reporting Persons do not have any plans or proposals which would result in:

(a)

The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure;

(g)

Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940; or

(j)

Any action similar to any of those actions enumerated above.

ITEM 5.

Interests in Securities of the Issuer

(a)-(b)

The information concerning percentages of ownership set forth below is based on 24,704,236 shares of Common Stock reported as outstanding as of October 10, 2013 in the Company’s registration statement on Form S-1, Registration Statement Number 333-191047.

Long Ridge Equity Partners, LLC beneficially owns 7,403,292 shares of Common Stock, which represents 29.7% of the outstanding Common Stock. Of the foregoing amount, 91,984 shares of Common Stock and 3,906 shares of Common Stock underlying a warrant, which is currently exercisable, are held of record by Long Ridge Equity Partners, LLC, over which there is sole voting and dispositive authority, and the balance is subject to shared voting and dispositive authority with the record owners, subject to the management agreements with the record holders that Long Ridge Equity Partners, LLC, as the managing member or partner, has the exclusive investment authority to determine the voting and disposition of those shares.

SIH beneficially owns 7,169,472 shares of Common Stock, which represents 28.7% of the outstanding Common Stock. Of the foregoing amount, 238,715 shares of Common Stock are represented by a warrant, which is currently exercisable.  All the foregoing shares of Common Stock and the warrant are held of record by SIH. The foregoing securities are subject to shared voting and dispositive authority with Long Ridge Equity Partners, LLC as the managing member, which has the exclusive investment authority to determine the voting and disposition of those shares.

Long Ridge Equity Partners I, LP beneficially owns 104,691 shares of Common Stock, which represents 0.4% of the outstanding Common Stock.  All the foregoing shares of Common Stock are held of record by Long Ridge Equity Partners I, LP.  The foregoing securities are subject to shared voting and dispositive authority with Long Ridge Equity Partners, LLC as the managing partner, which has the exclusive investment authority to determine the voting and disposition of those shares.

Long Ridge Offshore Subsidiary Holdings, LLC beneficially owns 33,239 shares of Common Stock, which represents 0.1% of the outstanding Common Stock. All of the foregoing shares of Common Stock are held of record by Long Ridge Offshore Subsidiary Holdings, LLC. The foregoing securities are subject to shared voting and dispositive authority with Long Ridge Equity Partners, LLC as the managing member, which has the exclusive investment authority to determine the voting and disposition of those shares.

Long Ridge Equity Partners, LLC is the managing member of SIH and Long Ridge Offshore Subsidiary Holdings, LLC and the managing partner of Long Ridge Equity Partners I, LP and has sole discretionary voting and investment authority with respect to the investment in the Common Stock of the Issuer by those entities.  Messrs. Kevin Bhatt and James Brown are the managing members of Long Ridge Equity Partners, LLC.

(c)

Not applicable.

(d)

No person other than the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

1.

Investor Rights Agreement

SIH is a party to an Investor Rights Agreement, as amended, which are filed as Exhibits 1, 2 and 3 hereto. SIH, under this agreement, is entitled to various registration, preemptive and information rights with respect to the Issuer.  The Investor Rights Agreement, as amended, provides SIH with the following registration rights:

(A) SIH may request, at any time after the earlier of (1) March 9, 2015 and (2) the date that is six months after the effective date of the initial public offering by the Issuer (the “IPO”), that the Issuer will register all or part of the securities held by SIH, and

(B) If the Issuer determines to register any of its securities (other than in certain excluded registrations), the Issuer will promptly notify SIH and use its commercially reasonable efforts to include in that registration all or part of the securities held by SIH that SIH requests to be included.

SIH is entitled to five registration requests on the terms described above under the Investor Rights Agreement. In any company registration, the registration rights of SIH will be pari passu with the registration rights of the holders in the May 2013 private offering of the Issuer. Thereafter, SIH will have priority over the investors in the May 2013 private offering with respect to its specified registrations and any registrations that it requests.

The Investor Rights Agreement, as amended, contains customary provisions relating to registration rights, including, without limitation, rights relating to registration procedures, the Issuer’s obligation to pay registration expenses (other than selling expenses), the Issuer’s right to defer certain registrations, the right of SIH to distribute their equity securities by means of an underwriting, cutback rights, holdback rights, indemnification, reporting, cooperation, transfer and assignment, and termination.

The Investor Rights Agreement, as amended, provides that if the Issuer grants any other person registration rights that are more favorable to the holder of those registration rights than the registration rights of SIH, the registration rights of SIH shall be deemed to be amended to incorporate such more favorable provisions.

The Investor Rights Agreement, as amended, also provides that, so long as SIH continues to own at least 10% of the shares of Issuer’s outstanding common stock, SIH has the right of first refusal to purchase its pro rata share of any securities that the Issuer proposes to issue and sell in a private offering or private placement, subject to certain exceptions. In any such offering, SIH is required to pay the same consideration and accept the same material terms as any other prospective purchaser of such securities.

The Investor Rights Agreement, as amended, also provides that SIH has the right to request and receive certain financial information from the Issuer so long as it continues to own at least 10% of the shares of the outstanding Common Stock.

2.

Shareholders Agreement

SIH is a party to a Shareholders Agreement, as amended, with the Issuer and certain other shareholders of the Issuer, which are filed as Exhibits 4, 5 and 6 hereto, pursuant to which SIH has various governance and other rights with respect to the composition of the Issuer’s board of directors and committees thereof.  More specifically these are:

(A)

Until to the earlier of the completion of the IPO or the date upon which SIH beneficially owns less than 30% of the Issuer’s outstanding Common Stock, SIH is permitted to designate three members to the Issuer’s board of directors, which will include seven members, subject to an increase in the board size to ten members in certain circumstances.

(B)

After the completion of the Issuer’s IPO, SIH will be permitted to designate two members to the Issuer’s board of directors so long as it owns at least 15% of the outstanding Common Stock and one member to the board so long as it owns at least 10% and not more than 15% of the outstanding Common Stock.

(C)

Subject to the corporate governance rules of the principal securities exchange on which the Issuer’s Common Stock is admitted for trading, SIH is permitted to designate one member to each committee of the Issuer’s board of directors.

3.

Voting Agreement

Under the Registration Rights Agreement, if (i) the Issuer has not caused a resale shelf registration statement registering the shares of common stock sold in the May 2013 private offering for resale, or a registration statement relating to an initial public offering of its common stock, to be declared effective by the SEC by June 30, 2014, or (ii) the Issuer has completed an initial public offering of Common Stock prior to June 30, 2014, but it has not caused a shelf registration statement for the resale of the shares sold in the May 2013 private offering to be declared effective by the SEC by the 75th day after the closing date of the initial public offering, subject to extension under certain circumstances, the Issuer will be required to call a special meeting of the shareholders (a “Special Election Meeting”) to consider and vote upon proposals to expand the size of the board of directors by three and to elect three new independent directors nominated by the holders of the shares of common stock sold in the private offering to fill those three vacancies, unless the holders of at least 75% of the outstanding shares of Common Stock entitled to vote thereon, excluding shares beneficially owned by the directors and officers of the Issuer and by SIH, consent to a waiver or deferral of the requirement that the Issuer holds the special meeting. Upon the completion of the May 2013 private offering, the Issuer, SIH and FBR Capital Markets & Co. entered into a Voting Agreement, which is filed as Exhibit 7 hereto, pursuant to which (1) SIH will not be entitled to nominate any director nominees at the Special Election Meeting, (2) any shares Common Stock beneficially owned by SIH will be counted as present for quorum purposes at the Special Election Meeting, (3) SIH will be required to vote all its shares FOR the proposal to expand the size of the board of directors by three at the Special Election Meeting, (4) if the Issuer holds a Special Election Meeting because it has not caused a shelf registration statement for the resale of the shares sold in the May 2013 private offering, or a registration statement relating to an initial public offering of Common Stock, to be declared effective by the SEC by June 30, 2014, SIH will have the right either to vote all of its shares FOR the election of the three nominees at the Special Election Meeting or to withhold its vote with respect to the election of the three nominees, if the Issuer holds a Special Election Meeting because it has completed an initial public offering of its common stock prior to June 30, 2014, but it has not caused a shelf registration statement for the resale of the shares sold in the offering to be declared effective by the SEC by the 75th day after the closing date of the IPO, SIH will be required to vote its shares FOR the election of the three nominees at the Special Election Meeting. In no event will SIH have the right to vote its shares against the election of the three nominees. The term of the Voting Agreement will expire on the first to occur of the date that the Issuer’s obligation to call the Special Election Meeting expires or November 30, 2014.

4.

Lock Up Agreements

SIH is subject to a lock up agreement dated as of September 5, 2013, with the underwriters of the Issuer’s IPO that prevents SIH from disposition, selling, or taking certain actions that might be equivalent to the sale of, its shares of Common Stock of the Issuer except in the IPO and under certain other limited circumstances, for a period of 180 days after the IPO without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.  The securities reported upon herein held by Long Ridge Equity Partners, LLC, Long Ridge Equity Partners I, LP, and Long Ridge Offshore Subsidiary Holdings, LLC are similarly subject to restrictions on disposition, selling and taking certain actions that might be equivalent to the sale of the shares of Common Stock, by reason of a lock up agreement applicable to Mr. Kevin Bhatt and or James Brown, as directors of the Issuer, due to the fact that they have dispositive authority over the shares held by such entities.

5.

Warrant Agreement

The Issuer has entered into warrant agreements between it and SIH and Long Ridge Equity Partners, LLC, which gives the holder thereof the right to subscribe for and purchase Common Stock (the “Warrants”).  The Warrant held by Long Ridge Equity Partners, LLC was the result of a transfer of a portion of the Warrants originally issued to SIH. Under the Warrants, currently, SIH and Long Ridge Equity Partners, LLC are entitled to purchase up to 238,715 and 3,906 shares of Common Stock, respectively, at an exercise price of $18.00 per share, in each case subject to adjustments for recapitalizations and reclassifications of the Issuer. The term of the Warrants commenced on May 15, 2013, and will remain exercisable for five years until May 15, 2018. The purchase price for the Common Stock subject to the Warrants can be paid, at the election of the holder, by (i) cash or check or (ii) on a net issuance basis, by surrender of all or a portion of the Warrants for Common Stock to be exercised. To the extent the Warrants are not previously exercised as to all shares subject to them, and if the fair market value of one share of Common Stock is greater than the exercise price of $18.00, the Warrants will be deemed automatically exercised on a net issuance basis as of immediately before their expiration. The Warrants are transferrable, in whole or in part, without charge to the holder (except for transfer taxes).

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

1.

Investor Rights Agreement, dated as of March 9, 2012, between Stonegate Mortgage Corporation and Stonegate Investors Holdings LLC (Incorporated by reference from Registration Statement Number 333-191047 of Stonegate Mortgage Corporation, Exhibit 10.11)

2.

Amendment No. 1 to Investor Rights Agreement, dated as of May 15, 2013, between Stonegate Mortgage Corporation and Stonegate Investors Holdings LLC (Incorporated by reference from Registration Statement Number 333-191047 of Stonegate Mortgage Corporation, Exhibit 10.12)

3.

Amendment No. 2 to Investor Rights Agreement, dated as of September 29, 2013, between Stonegate Mortgage Corporation and Stonegate Investors Holdings LLC (Incorporated by reference from Registration Statement Number 333-191047 of Stonegate Mortgage Corporation, Exhibit 10.23)

4.

Amended and Restated Shareholders’ Agreement, dated as of March 9, 2012, by and among Stonegate Mortgage Corporation, Stonegate Investors Holdings LLC, and certain Other Stockholders (Incorporated by reference from Registration Statement Number 333-191047 of Stonegate Mortgage Corporation, Exhibit 10.13)

5.

Amendment No. 1 to Amended and Restated Shareholders’ Agreement, dated as of May 15, 2013, among Stonegate Mortgage Corporation, Stonegate Investors Holdings LLC, and certain Other Stockholders  (Incorporated by reference from Registration Statement Number 333-191047 of Stonegate Mortgage Corporation, Exhibit 10.14)

6.

Amendment No. 2 to Amended and Restated Shareholders’ Agreement, dated as of September 29, 2013, among Stonegate Mortgage Corporation, Stonegate Investors Holdings LLC, and certain Other Stockholders  (Incorporated by reference from Registration Statement Number 333-191047 of Stonegate Mortgage Corporation, Exhibit 10.24)

7.

Voting Agreement, dated as of May 15, 2013, among Stonegate Mortgage Corporation, Stonegate Investors Holdings LLC, and FBR Capital Markets & Co.  (Incorporated by reference from Registration Statement Number 333-191047 of Stonegate Mortgage Corporation, Exhibit 10.15)

8.

Joint Filing Agreement among the Reporting Persons (Filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: October 16, 2013

Long Ridge Equity Partners, LLC

By: /S/ Kevin Bhatt

Authorized Signatory

Stonegate Investors Holdings, Inc.

By: /S/ Kevin Bhatt

Kevin Bhatt,

Vice President

Long Ridge Equity Partners I, LP

By Long Ridge Equity Partners, LLC, the

Managing Member of Long Ridge Equity Partners I, LP

By /S/ Kevin Bhatt

Authorized Signatory

Long Ridge Offshore Subsidiary Holdings, LLC

By Long Ridge Equity Partners, LLC, the

Managing Member of Long Ridge Offshore Subsidiary Holdings, LLC

By /S/ Kevin Bhatt

Authorized Signatory

Exhibit 8

Joint Filing Agreement, dated October 10, 2013

(PURSUANT TO RULE 13d-1(k))

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.

Dated: October 16, 2013

Long Ridge Equity Partners, LLC

By: /S/ Kevin Bhatt

Authorized Signatory

Stonegate Investors Holdings, Inc.

By: /S/ Kevin Bhatt

Kevin Bhatt,

Vice President

Long Ridge Equity Partners I, LP

By Long Ridge Equity Partners, LLC, the

Managing Member of Long Ridge Equity Partners I, LP

By /S/ Kevin Bhatt

Authorized Signatory

Long Ridge Offshore Subsidiary Holdings, LLC

By Long Ridge Equity Partners, LLC, the

Managing Member of Long Ridge Offshore Subsidiary Holdings, LLC

By /S/ Kevin Bhatt

Authorized Signatory